DAVIS POLK & WARDWELL

1300 I STREET, N.W.
WASHINGTON, D.C. 20005

1600 EL CAMINO REAL
MENLO PARK, CA 94025

99 GRESHAM STREET
LONDON EC2V 7NG

15, AVENUE MATIGNON
75008 PARIS

450 LEXINGTON AVENUE
NEW YORK, N.Y. 10017
212 450 4000
FAX 212 450 3800

WRITER'S DIRECT
212 450 6691
melendez@dpw.com

MESSETURM
60308 FRANKFURT AM MAIN

MARQUÉS DE LA ENSENADA, 2
28004 MADRID ESPAÑA

1-6-1 ROPPONGI
MINATO-KU, TOKYO 106-6033

3A CHATER ROAD
HONG KONG

04046467

File No. 82-5201

November 29, 2004

Re: **Gamesa, S.A. —**
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934

Securities and Exchange Commission
Division of Corporation Finance,
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Dear Ladies and Gentlemen:

On behalf of Grupo Auxiliar Metalúrgico, S.A. ("**Gamesa**"), a corporation (*sociedad anónima*) organized under the laws of Spain and in connection with Gamesa's exemption from Section 12(g) of the Securities and Exchange Act of 1934 granted under Rule 12g3-2(b) thereunder, we hereby furnish to the Securities and Exchange Commission the following:

- Presentation dated November 2004, entitled, "Gamesa – Consolidating Growth 2004 Year End Estimate & 2005 Forecast".

Kindly acknowledge receipt of the enclosed materials by stamping the enclosed copy of this letter and returning it to our messenger who has been instructed to wait.

Best regards,

Rosemarie L. Melendez/mep

Rosemarie L. Melendez
Legal Assistant

Enclosure

By Hand Delivery

Gamesa

Consolidating Growth

2004 Year End Estimate
& 2005 Forecast





NOVEMBER 2004

Please refer to last page for Forward Looking Statement

Agenda

I. Introduction

II. Gamesa's Recurrent Activities

III. Consolidating Growth
  a) 2004 Update
  b) 2005 Estimate
  c) Future Trend
  d) Historical Evolution

IV. Renewable Energy
  a) The Wind Industry
  b) Gamesa Eólica (WTG Manufacturing)
  c) Gamesa Energía (Wind Farm Development and Sale)
  d) Gamesa Servicios (Advanced Services)
  e) Gamesa Solar (Solar Panels)

V. Aeronautics
  a) Aeronautic Industry
  b) Gamesa Aeronáutica

VI. Conclusion

Agenda

I. Introduction

I. Introduction

- **2004 Estimate.** The new estimate for 2004 Net Income (EUR 222 MM) represents some 11% more than in 2003. The recurrent result (EUR 192 MM), represents 13% more than 2003 (EUR 170 MM).
- **Substantial Growth in the past.** With these results, Gamesa has achieved a CAGR of 49% from 2000 to 2004.
- **Wind Farm Stock Reduction.** During 2003 and 2004 the company has reduced the stock of windfarms generating around EUR 30 MM non recurrent results each year.
- **2005 Forecast.** Net Income Forecast for 2005 is 214 MM.
- **Recurrent Results.** The 2005 forecast (EUR 214 MM) represents a growth of 11% versus the recurrent result of 2004 (EUR 192 MM).
- **Weakness in Aeronautics.** Despite of the weak performance of Aeronautics, the group expects to grow in the range of 10% in terms of Net Income.
- **Consolidating Growth.** After consolidating the group's Net Income Growth in 2005, Gamesa expects double digit growth in the 2006 – 2008 period.

2005 will be the year of consolidating the company's growth.

Agenda

- II. Gamesa Recurrent Activities

II. Gamesa's Recurrent Activities


Gamesa
Renewable Energy
Aeronautics
WF Develop. & Sale
WTG Manufacturing
Advanced Services
Solar Installations
• Development
• Sale
• Wind Prediction
• Market Agent
• Design
• Manfacturing
• Components
• Maintenance
• Turn Key
• Installation
• Civil Works
• Maintenance
• Thermal
• Photovoltaic
Regional Aircrafts
Helicopters
Big Aircrafts

II. Gamesa's Recurrent Activities

Business Unit	Activity	Main Characteristics
Gamesa Eólica	WTG Manufacturing	✓ # 2 in Worldwide Sales 2004 (internal estimate) ✓ #1 in Net Income ✓ #1 in Competitiveness
Gamesa Energía	Windfarm Development & Sale	✓ World-leading Developer ✓ Presence in Europe, USA, Australia ✓ Development Pipeline > 15,435 MW ✓ Sale Order Backlog > 860 MW
Gamesa Servicios	Construction, Maintenance & Operation	✓ Specialized in Energy Projects ✓ Supporting WTG and Windfarm activities
Gamesa Solar	Manufacturing and sale of Solar Installations (Photovoltaic and Thermal)	✓ Activity Launched in Spain ✓ Little Investment (shared technology) ✓ Very High Growth Potential
Gamesa Aeronáutica	Aeronautic Structures	✓ World wide Positioning ✓ Switch from ERJ 145 to EMB 170 ✓ Weak USD
GAMESA		✓ **Industrial and Technological Leadership** ✓ **High Competitiveness** ✓ **Short / Medium / Long Term Growth**

Agenda

- III. Consolidating Growth

III. Consolidating Growth
a) 2004 Update

	Revenues			EBITDA			Net Income		
EUR MM	2003	2004	Δ %	2003	2004	Δ %	2003	2004	Δ %
G. Energía Recurrent	588	431	*-27%*	131	152	*16%*	87	104	*20%*
Gamesa Energía Non Recurrent							32	26	*-19%*
G. Eólica	853	1.166	*37%*	156	209	*34%*	82	94	*15%*
G. Servicios	172	220	*28%*	10	19	*90%*	6	9	*50%*
G. Aeronautica	246	305	*24%*	42	34	*-19%*	21	7	*-67%*
Goodwill & SESA			-			-	-14	-14	-
Corporate & Adjustments	-256	-318	-	-14	-33	-	-12	-4	-
GAMESA	**1.603**	**1.804**	***13%***	**325**	**381**	***17%***	**202**	**222**	***10%***
Gamesa Recurrent Net Income							**170**	**192**	***13%***

2004 Forecast relays on Windfarm Sales

III. Consolidating Growth

b) 2005 Estimate

EUR MM	Revenues 2004	Revenues 2005	Revenues Δ %	EBITDA 2004	EBITDA 2005	EBITDA Δ %	Net Income 2004	Net Income 2005	Net Income Δ %
G. Energía Recurrent	431	790	*83%*	152	123	*-19%*	104	116	*12%*
Gamesa Energía Non Recurrent							26	-	-
G. Eólica	1.166	1.401	*20%*	209	261	*25%*	94	103	*10%*
G. Servicios	220	264	*20%*	19	26	*34%*	9	14	*56%*
G. Aeronautica	305	269	*-12%*	34	30	*-12%*	7	3	*-57%*
Goodwill & SESA			-			-	-14	-14	-
Corporate & Adjustments	-318	-409	-	-33	-6	-	-4	-8	-
GAMESA	**1.804**	**2.315**	***28%***	**381**	**434**	***14%***	**222**	**214**	***-4%***
Gamesa Recurrent Net Income							**192**	**214**	***11%***

Gamesa Energía consolidates its growth after reducing the windfarm stock and all business lines evolve positively.

III. Consolidating Growth

c) Future Trend

EUR MM		2003	2004 (E)	Δ %	2005 (F)	Δ %	2006 - 2008 Growth
Gamesa Energía	Recurrent	87	104	20%	116	12%	-
	Non Recurrent	32	26	-19%		-	-
Gamesa Eólica		82	94	15%	103	10%	-
Gamesa Servicios		6	9	50%	14	56%	-
Gamesa Aeronáutica		21	7	-67%	3	-57%	-
Goodwill & SESA		-14	-14	-	-14	-	-
Corporate & Adjustments	Recurrent	-12	-8	-	-8	-	-
	Non Recurrent		4	-		-	-
Gamesa Recurrent		**170**	**192**	13%	**214**	11%	**> 10%**
Gamesa Consolidated		**202**	**222**	**10%**	**214**		

The company will consolidate the growth of the past in 2005 preparing for the jump into international markets.

III. Consolidating Growth

c) Future Trend. Windfarm Stock Effect on 2003 and 2004



Annual MW
1.400
1.200
1.000
800
600
400
200
0
Stock Accumulation Phase
Stock Reduction Phase
Consolidating Growth
2nd Growth Phase
Sold
Developed

	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007	2008
Sold	0	0	0	0	0	178	691	634	612	Growth in MW > 15%		
Developed	7	63	90	73	250	300	400	445	612			

The reduction of the windfarm stock in 2003 and 2004 has increased the company's results by about EUR 30 MM each year.

III. Consolidating Growth
c) Future Trend. Forecast Provided in 2003


Growth Perspectives
285
265
245
225
205
185
165
145
125
2002
2003
2004
2005
2006
2007
2008
136
200
170
230
202
10% Growth
Growth Perspectives
Net Income
Recurrent Net Income

In October 2003 Gamesa forecasted EUR 202 MM recurrent Net Income and a double digit growth path afterwards.

III. Consolidating Growth

c) Future Trend. Current Forecast



Consolidating Growth
EUR MM
350
300
250
200
150
100
50
0
2000
2001
2002
2003
2004
2005
2006
2007
2008
Strong Growth Phase
Spanish Market
Consolidation Phase
International Set Up
2nd Growth Phase
Spain + International Market
48
48
62
62
136
136
202
170
222
192
214
214
10% Growth
Growth Perspectives
Net Income
Recurrent Net Income

After consolidating the growth in 2005 (+11% on Recurrent Result), the company should continue a double digit growth path.

III. Consolidating Growth

d) Gamesa History. Main Milestones

Milestone	Year	Event
1	2000	Initial Public Offering
2	2001	Aeronautical Sector Crisis
3	2001	Acquistion of Vestas stake in Gamesa Eólica
4	2002	Gamesa Eólica starts its international sales
5	2002	Start selling Windfarms and Upgrade of Results
6	2003/4	Windfarm Stock reduction
7	2005	CONSOLIDATING GROWTH + INTERNATIONAL EXPANSION

After a rapid evolution, 2005 will be the year of consolidating the company's growth.

III. Consolidating Growth

d) Gamesa History. Divisional Revenues Evolution


Windfarm Development
5
6


Windturbine Manufacturing
3
4


Aeronautics
2


Advanced Services


Consolidated
2.500
2.000
1.500
1.000
500
0
2000
2001
2002
2003
2004
2005
1
6
7

The company has experienced a substantial growth pattern in the past…

III. Consolidating Growth

d) Gamesa History. Divisional Net Income Evolution



Windfarm Development
5
6
Windturbine Manufacturing
3
4
Aeronautics
2
Advanced Services
Consolidated
250
200
150
100
50
0
1
6
7
2000
2001
2002
2003
2004
2005
Recurrent Net Income
Extraordinary Net Income

...this Growth will be consolidated in 2005 to continue the trend in the next years.

Gamesa

Agenda

- IV. Renewable Energy

IV. Renewable Energy

a) The Wind Industry

- **1997 – 2002 Yearly Growth: > 30 %**
- **2003 – 2007 Yearly Growth: > 20 %**
- **2008 – 2012 Yearly Growth: > 10 %**

Evolution of Windpower Installations Worldwide (MW)



1.400.000
1.200.000
1.000.000
800.000
600.000
400.000
200.000
0
160.000
140.000
120.000
100.000
80.000
60.000
40.000
20.000
0
1996
1998
2000
2002
2004
2006
2008
2010
2012
2014
2016
2018
2020
Cummulative Installation
Yearly Installation

Source: Wind Force 12. Gamesa agrees with wind Force 12 long term forecast, although short term growth may be lower

The Wind Industry is the industrial activity of highest growth potential in the next 10 to 20 years

IV. Renewable Energy

a) The Wind Industry

- >30% CAGR of yearly Installations in the 97-03 Period
- Future Growth concentrated in Europe, America and Asia
- >15% CAGR expected in 2003-2012



Historical Installation until 2003
Europe 73%
Asia 7%
Other 3%
America 17%
Total 40.382 MW



Installation Foracast 2004 - 2008
Europe 66%
Asia 8%
Other 9%
America 17%
Total 55.305 MW



Installation Foracast 2009 - 2013
Europe 53%
Asia 12%
Other 12%
America 23%
Total 102.313 MW

Source: BTM March 2004

80% of the MW will be installed in Europe and America until 2008

a) The Wind Industry. The US Market in 2004 and 2005

- 2003: Installation of 1,687 MW in USA

- Extension of PTC's in October 2004 until December 2005:
  - Drastic Reduction of MW's in USA in 2004 (600 MW)
  - Strong increase of MW's in USA in 2005 (2,000 MW)

- Current Exchange Rate USD/EUR (1.30) conditions the WTG Market in the US
  - Local manufacturers (GE, Mitsubishi) favored by the situation

- Additional approval of RPS tends to stabilize the Wind Market growth in USA

The US Market represents a big opportunity for the future.(*)

(*) Note: Despite of not being attractive in 2005

IV. Renewable Energy

a) The Wind Industry. Spanish New Regulatory Framework

- **Improved Visibility of Tariff.** The new regulation approved in March 2004, increases the visibility of the tariff applied to windfarm installations.

- **Improved Tariff.** The new system also increases the level of remuneration per kWh for Spanish windfarms compared to the past one.

- **Increased Value of Farms.** The positive consequences of the new regulation in the tariff represent an increase in the value of the windfarms.

- **Potential Upgrade of Government Targets.** The new Government has stated the possibility of increasing the current target of Windfarm Installation from the current 13,000 MW to 20,000 MW.

Spain's new regulation ensures a stable environment for the market for a long period of time with potential for improvement.

IV. Renewable Energy

a)The Wind Industry. Gamesa International Expansion (I)

- **Target markets.** The key markets for the next years will be Spain, Germany and the USA. The activity will be complemented by Southern Europe (Italy, Portugal, Greece and France).
- **Management Base.** The organisation will have a divisional implementation in Germany and the USA, while the other markets will be controlled from Spain.(*)
- **Strategic Guidelines for Internationalization.**
  - Complementarity of Windfarm Development and WTG Manufacturing
  - Focus on optimising industrial installations
  - Commercial policy based on achievement of frame agreements with big clients
  - Control direct and structural costs
  - EUR / USD Risk Management

(*) Note: During 2005 potential entrance in other countries.

Gamesa will focus on the highest growth markets entering in parallel with Gamesa Energía and Gamesa Eólica

a) The Wind Industry. International Expansion (II)


Gamesa
Spain
USA
Germany
RoW

Spain
- Spain
- Italy
- Portugal
- France
- Greece
- U.K.

USA
- USA (both coasts)
- Canada
- Mexico

Germany
- Germany
- Austria
- Poland
- Denmark
- Eastern Europe
- Scandinavia

RoW
- China
- India
- Japan
- Rest of Asia
- Australia
- RoW

The company will be organised by regions establishing headquarters in the areas with highest potential.

IV. Renewable Energy

b) WTG Manufacturing. WTG Market Share

- The market is concentrating in fewer and bigger players
- However, most of the players are highly focused in their domestic markets
- Gamesa Eólica will benefit from a stable local market (Spain) and growing foreign markets to improve its international position

World Market Shares 2003


Other 6%
Mitsubishi (JP) 3%
Nordex (GE) 3%
Repower (GE) 4%
Bonus Siemens (GE) 7%
Gamesa (ES) 12%
Vestas / NEG (DK) 34%
Enercon (GE) 12%
GE Wind (US) 19%

Spanish Market Shares 2003


Bonus Siemens (GE) 7%
Other 3%
Vestas / NEG (DK) 12%
GE Wind (US) 12%
Enercon (GE) 1%
Gamesa (ES) 65%

German Market Shares 2003


Bonus Siemens (GE) 7%
Repower (GE) 11%
Nordex (GE) 5%
Other 2%
Vestas / NEG (DK) 32%
Enercon (GE) 32%
GE Wind (US) 11%

USA Market Shares 2003


GE Wind (US) 53%
Gamesa (ES) 3%
Vestas / NEG (DK) 30%
Other 1%
Mitsubishi (JP) 12%
Bonus Siemens (GE) 1%

In 2004 Gamesa Eólica could rank 2nd in World Market Share

IV. Renewable Energy

b) WTG Manufacturing. International Sales

- 26% CAGR of yearly Installations in the 2002-2005 Period
- Future Growth concentrated in Europe, America and Asia



International Presence in 2002
Other
1%
Spain
99%
918 MW
Total MW
924



International Presence in 2003
USA
4%
Other
Italy
14%
Spain
80%
1062 MW
Total MW
1.323



International Presence in 2004
Other
10%
Portugal
4%
Italy
7%
Germany
3%
Spain
76%
1216 MW
Total MW
1.600



International Presence in 2005
Other
19%
Portugal
4%
Italy
7%
Germany
7%
Spain
63%
1170 MW
Total MW
1.830

Gamesa Eólica's growth will be supported by its improved international presence

IV. Renewable Energy
b) WTG Manufacturing. Backlog

- **Gamesa's next milestone in WTG manufacturing is achieving long term agreements with the top international players**

WTG MANUFACTURING					
CLIENT	Frame Agreements	Pending as of 31-12-03	2004	2005	Next 3 Years
GAMESA (Domestic and Foreign)	-	3,070	445	612	> 2,200
CESA	1,000	834	110	84	640
EHN	1,416	596	54	36	506
IBERDROLA	1,510	858	203	151	504
ENDESA	1,000	721	198	196	327
URBAENERGIA	600	600	-	25	575
SINAE	-	124	-	57	67
TOTAL MW (Firm Contracts)	5,526	6,803	1,010	1,161	>4,819
OTHERS (*)	-		590	669	
Budget (MW)			1,600	1,830	

The Long Term Visibility provided by the frame agreements allows the Company's Strategy of Vertical Integration and improves Margins

b) WTG Manufacturing. Product Strategy

- Sell well tested serial products, not prototypes
- Focus on the onshore market
- Use family concept in design to reduce development costs / risks
- Maximise the commercial life of each turbine
- Focus on Optimisation of 2MW Platform
- Design of next generation of WTG launched.

Product Mix	
Unitary Power	Products
850 kW	G52 / G58
1.3 MW	G 61
2 MW	G80 / G83 / G87 / G90
> 4 MW	NOT BEFORE 2007

The product strategy ensures little product risk in the next 3 years and limits future risk (onshore, family concept)

IV. Renewable Energy

b) WTG Manufacturing. Modular Vertical Integration

	 Blades	 Control Software	 Gearboxes	 Generator	 Power Electronics	 Towers
Design	100% in House	100% in House	40% in House	40% in House	40% in House	100% in House
Manufacturing	100% in House	100% in House	40% in House	40% in House	50% in House	30% in House
Maintenance	100% in House	100% in House	100% in House	100% in House	100% in House	100% in House
Entrance through	Organic Growth	Organic Growth	Acquisition	Acquisition	Acquisition	Organic Growth
% of WTG Cost	20%	5%	15%	10%	5%	20%

The internalization of all the main elements of the WTG improves the company's profitability

IV. Renewable Energy
b) WTG Manufacturing. Margins

- **Expected Evolution of Raw Material Costs**

Material	Affected Component
Steel	Towers
Foundry	Hub Gearbox
Composite	Blades


Margin Evolution
24,0%
22,0%
20,0%
18,0%
16,0%
14,0%
12,0%
10,0%
2000
2001
2002
2003
2004
2005
CHALLENGES
Transportation Costs
Higher Foreign Exchange Exposure
Higher Raw Material Costs
Increase in Capacity (Capex)
ADVANTAGES
Modular Vertical Integration
Higher Prices Outside Spain
Cost Improvement in Learning Curve
Growth in Revenues (Economies of Scale)

- **Positive Elements in 2005**
  - Expected positive evolution of prices
  - Modular Vertical Integration
  - Learning Curve in 2MW family
  - >10% Growth in Revenues

Gamesa expects that the increase of raw material costs will be offset by the improved efficiency and prices

b) WTG Manufacturing. Capital Expenditures

- **EUR 50 MM of new facilities.** Gamesa Eolica will increase capacity in Spain and the US for the manufacturing of WTG components:

Area	Component	Timing	Investment
Spain	Towers, Moulds	H2 2005	EUR 50 MM
USA (Pennsylvania)	Blades, Nacelles	H2 2005	
China / India (Potential)	Blades, Nacelles (Potential)	2006 (Potential)	N/A

During 2005 Gamesa Eólica will increase its industrial presence investing EUR 50 MM.

IV. Renewable Energy

b) WTG Manufacturing. Growth Perspectives

- 14% Growth expected for 2005
- Concentration in southern Europe, Germany and the US
- Future Growth in the 10% - 20% range

WTG Manufacturing Growth Trend (MW)



4.000
3.500
3.000
2.500
2.000
1.500
1.000
500
2002
2003
2004
2005
2006
2007
2008
2009
924
1.380
1.600
1.830
+20% Growth
+10% Growth
Growing International Market
Flat Domestic Market
Growth Path
MW Sold
Min Growth
Max Growth
Spanish Sales
Average Growth

Expected growth 05/04 of 14% following a growth pattern between 10% and 20% in the long run

c) Windfarm Development & Sale. Description

Concept	Description	Main Characteristics
Product	✓ Windfarm Development & Sale	✓ Low Capital Intensity during Development ✓ Long Lead Times (4 years for development) ✓ Local Presence Required ✓ Deep Expertise in Windfarm Selling Process
Technology	✓ Site Selection, Micrositing ✓ Permissions ✓ Effective construction of Windfarm in Term, Quality and Price	✓ Experienced Organization ✓ 300 persons - Engineers - Economists - Others
Market	✓ Worldwide	✓ 15 Operating subsidiaries : Europe (Spain,Italy, Germany, Portugal, France, Greece, UK, ...) USA, Australia ✓15,435 Total Potential MW ✓ Growing Client Base (Utilities, Oil Companies, ...)
Gross Margins	✓ Variable Margins depending on Wind Conditions and Tariff	✓ Attractive Returns

Gamesa holds all the skills and experience to run the Windfarm Development and Sale Business recurrently.

c) Windfarm Development & Sale. Description

- A windfarm is a set of Wind Turbine Generators installed on a site to absorb energy from the wind and sell it to the electrical pool.



- The Windfarm's Lifecycle

PHASE	GAMESA PRODUCT CYCLE				
	DEVELOPMENT			INSTALLATION	
TIMEFRAME	3 to 4 Years			6 to 9 Months	
ACTIONS	Site Screening	Wind Measurement	Permissions	Civil Works	WTG Installation
TIMEFRAME	6 Months	2 Years	1 Year	4 Months	2 to 5 Months

CLIENT PRODUCT CYCLE
GENERATION
20 + Years
Windfarm runs without further investment, maintenance contract signed with Gamesa Eólica and Gamesa Servicios.

VALUE CREATION PHASES BEFORE GENERATION

c) Windfarm Development & Sale. Project Pipeline

Area	Country	Total Potential MW	Validated Speeds	Grid Connection Rights
Europe	Spain	5,400	3,900	1,014
	Portugal	975	975	384
	Italy	2,000	1,800	2,000
	Greece	814	500	278
	Rest of Europe	2,000	100	-
	Germany	745	700	700
USA	USA	2,086	415	339
RoW	Australia	300	204	110
	Dominican Rep.	90	90	90
	Others	1,025	975	220
Total		15,435	9,659	5,143

Data as of 31/10/2004

Gamesa has one of the biggest land bank of the Windfarm Development Industry worldwide

IV. Renewable Energy

c) Windfarm Development & Sale. 2004 Situation

Windfarm sales forecast	634 MW
Equivalent Sales of Windfarms as of 30-XI	382 MW
MW in advanced stage of negotiation expected before 31-XII-2004	252 MW

In the unlikely event of any windfarm not being sold in Q4 2004, it will be in Q1 2005

IV. Renewable Energy

c) Windfarm Development & Sale. Development Forecast

- **445 MW developed in 2004.** Both in Spain and External Markets.
- **>15% development CAGR (in MW) in 2005-2008.** The main growth will come from Germany, USA and rest of Europe

		REAL					FORECAST			
Concept	Area	2000	2001	2002	2003	2004	2005	2006	2007	2008
Windfarm Development	Spain	73	250	300	322	300	300	Yearly Average Growth > 15%		
	USA				50		(*)			
	Germany					20	80			
	Rest of Europe				38	125	164			
	Rest of World						68			
Total Wind Farm Development	MW	73	250	300	410	445	612			
	Δ %		340%	20%	37%	9%	38%			

(*) 62 MW of potential installation in the US depending on EUR/USD Exchange Rate and timing of WTG Facility installation

Growth for the next years will be based on US, Germany, Rest of Europe, etc.

c) Windfarm Development & Sale. Wind Farm Sale

- **New Regulation in Spain.** The new regulation increases the tariff's visibility. Consequently cost of capital is reduced (improved debt conditions) increasing the present value of the farm.
- **Client Diversification.** Gamesa Energía has signed transactions with Iberdrola, Electrabel, Endesa, and Marubeni.
- **Visibility.** Gamesa Energía has 212 MW of contracts signed to cover the 2005 budget. Additionally the company accounts with 638 MW backlog for the following years

Area	2005 Forecast	2005 Backlog				Further Backlog		
		Iberdrola	Electrabel	Endesa	Unassigned	Iberdrola	Electrabel	Endesa
Spain	300	65			235			
Italy	80			80			252	106
Portugal	64	32	32			218	62	
Other	168	3			165			
Total	612	100	32	80	400	218	314	106

c) Windfarm Development & Sale. Complementary Activity

- Added Value on the kWh generated. The higher penetration of windfarms and the entrance of new investors in the development world have generated a demand for Energy Management.
- Short Term Wind Prediction (Casandra). Gamesa has developed a system to help predicting the production of a windfarm in the short term. The product has been a commercial success (more than 50 contracts) while the system is evolving positively.
- Market Agent Activity (Wind 2 Market). The activity will represent the trading arm of the energy sold to the system. The activity was launched in Oct 2004 and is expected to manage 100 MW in 2005. Additionally, an operational centre will be opened to guarantee the entrance of all the wind electricity in the competitive market.

Casandra and Wind to Market will help increasing the introduction of wind energy in all markets

IV. Renewable Energy

d) Advanced Services.

- The Services activity generates synergies in the sale of WTG offering added value to the customers through turnkey projects.
- Launch of Logistic Activity
  - The growing size of WTG and projects increase logistic costs and complicate its management. As a consequence, Gamesa Servicios has started the logistic activity focused on Wind Energy to improve the installation efficiency of Gamesa Eólica.
  - Gamesa Servicios is focused on Renewable Energies and grows in parallel with this activity.

Gamesa Servicios will grow adding value to the WTG sale business.

e) Gamesa Solar. Photovoltaic and Thermal Installations

- The Solar Industry in Spain:
  - Lack of Professional Investors. The investment in the Solar industry is focused on buying components rather than investing on Solar Installations.
  - Positive Regulatory Framework. The new Spanish regulation has improved the demand for solar installations
- Gamesa Solar Activity:
  - Photovoltaic. Added value through turnkey project development.
  - Thermal. Internal technological know how applied on thermal uses focusing on installation efficiency.

Units Sold	2004	2005	Δ %
Photovoltaic (MW)	2.3	5.0	117%
Thermal (m^2 of Panels)	13,000	37,000	190%

Gamesa Solar has High Growth Potential from a current very small base

Agenda

- V. Aeronautics

V. Aeronautics

a) Aeronautic Industry. Cycles.

- Cycles strongly correlated with general economic growth
- GDP + 2% Growth expected during the next 20 years
- Recovery of world air traffic
- Negative impact of Oil Prices

Long-term aircraft deliveries



1,600
1,400
1,200
1,000
800
600
400
200
0
'72 '74 '76 '78 '80 '82 '84 '86 '88 '90 '92 '94 '96 '98 '00 '02E '04E '06E '08E '10E '12E '14E '16E '18E '20E '22E '24E

Source: Company data, CSFB estimates

Positive prospects in the aeronautic industry as a whole.

V. Aeronautics

b) Gamesa Aeronáutica. Backlog

Program	Number of Aircrafts						
	Firm Orders	Options	Total	Delivered (*)	Firm Orders & Backlog	2004 (E)	2005 (F)
ERJ 135 / 145	977	472	1,449	882	567	101	70
S 92	50	15	65	-	65	13	19
CRJ 700 / 900 (**)	304	446	750	95	344	47	56
EMB 170 / 190	325	383	708	70	638	57	110
A 380	133	50	183	3	180	7	19
TOTAL	**1,789**	**1,366**	**3,155**	**1,050**	**1,794**	**225**	**274**

(*) Delivered by Gamesa Aeronautica to customers (estimate as of 31/12/2004)
(**) Gamesa Aeronautica applies as a second source

The fall in the ERJ 135 / 145 cannot be offset by the positive evolution of the EMB 170 / 190.

V. Aeronautics

b) Gamesa Aeronáutica. Current Situation

- Strong reduction in ERJ 135-145 deliveries. The changes in the industry have accelerated the maturity of the 30-50 seater aircrafts with 650 units expected to be delivered in the next 10 years.
- Improved performance of the EMB 170 / 190. The change in trend has accelerated the deliveries of the EMB 170 / 190 where learning curve is still very low (little margin contribution).
- Start of substantial level of deliveries of S 92. The helicopter should be supplied at 20 – 30 units per year from 2005 onwards.
- Weak USD. The current USD exchange rate represent a big hurdle in the company's profitability (more than 90% of sales in USD and only 30% of costs in USD).

Gamesa Aeronáutica faces a bad short term situation that needs to be managed.

V. Aeronautics

b) Gamesa Aeronáutica. USD Hedging Policy

- General Policy. Hedge 100% of next year's exposure, 80% of year 2 and 50% of year 3 using forwards only when these make economic sense.

- Current Situation. Forward Rates define uneconomic values for the company at current levels.

- 2004 Situation. Knock Out structure was used to hedge the final part of the budget at a moment when forward rates where not economically viable.

- 2005 remains unhedged. 2005 presented budget for EUR 3 MM Net Income includes USD assumption of 1.30 $/€.

2005 is unhedged due to bad forward rates conditions.

V. Aeronautics

b) Gamesa Aeronáutica. Actions to be Taken

- **Further Intensify Commercial Activities.** Continue looking for new contracts to offset the fall in activity in the ERJ 135/145. Focus on Build to Print projects that do not require substantial investments.
- **Maximise Optimisation of Learning Curve of growing Programs.** The EMB 170/190, S92 and A380 programmes will improve their margin contribution.
- **Consolidate the growth of the Aeronautic Component Activity.** Increase the Composites and mechanised parts activity both for internal activity and for third party contracts.
- **Sell Engineering Services.** Maximise the utilization of the available engineering hours.
- **US Dollar Hedging.** Actively manage the exchange rate exposure (i.e. by further increasing the natural hedge through intensifying the USD supplies and assembly.

The implementation of the actions has already started.

Agenda

- VI. Conclusion

VI. Conclusion

One Year Ago. Growth Perspectives


Growth Perspectives
285
265
245
225
205
185
165
145
125
2002
2003
2004
2005
2006
2007
2008
136
170
200
202
230
10% Growth
Growth Perspectives
Net Income
Recurrent Net Income

Gamesa's latest long term forecast expected 202 MM recurrent Net Income for 2004 and double digit growth later on...

VI. Conclusion

Today. Consolidating Growth



Consolidating Growth
EUR MM
350
300
250
200
150
100
50
0
2000
2001
2002
2003
2004
2005
2006
2007
2008
Strong Growth Phase
Spanish Market
Consolidation Phase
International Set Up
2nd Growth Phase
Spain + International Market
10% Growth
48
48
62
62
136
136
202
170
222
192
214
214
Growth Perspectives
Net Income
Recurrent Net Income

... In November 2004, Gamesa expects some 11% growth in 2005 and the same double digit growth path.

Please refer to last page for Forward Looking Statement

Forward Looking Statement

This material has been made up by Gamesa Corporación Tecnológica, S.A., and is disclosed solely as information.

This material may contain declarations which constitute forward-looking statements, and includes references to our current intentions, believes or expectations regarding future events and trends that may affect our financial condition, earnings and share value.

These forward-looking statements do not constitute a warranty as to future performance and imply risks and uncertainties. Therefore, actual results may differ materially form those expressed or implied by the forward-looking statements, due to different factors, risks an uncertainties, such as economical, competitive, regulatory or commercial changes. The potential investor should assume the fact that the value of any investment may rise or go down, and furthermore, it may not recovered, partially or completely. Likewise, past performance is not indicative of future results.

The facts, opinions, and projections included in this material are furnished as to the date of this document, and are based on the company's estimations and on sources believed to be reliable by Gamesa Corporación Tecnológica, S.A., but the company does not warrant its completeness, timeliness or accuracy, and therefore it should not be relied upon as if it were.

Both the information and the conclusions contained in this document are subject to changes without notice. Gamesa Corporación Tecnológica, S.A. undertakes no obligation to update forward-looking statements to reflect events or circumstances that occur after the date the statements were made. The results and evolution of the company may differ materially from those expressed in this material.

None of the information contained in this document constitutes a recommendation, solicitation or offer to buy or sell any securities, futures, options or other financial instruments or provide any investment advice or service. This material does not provide any recommendation of investment, or legal, tax or any other type of advise, and it should not be relied upon to make any investment or decision.

Any and all the decisions taken by any third party as a result of the information, materials or reports contained in this document, are the sole and exclusive risk and responsibility of that third party, and Gamesa Corporación Tecnológica, S.A. shall not be responsible for any damages derived from the use of this document or its content.

This document has been furnished exclusively as information, and it must not be disclosed, published or distributed, partially or totally, without the prior written consent of Gamesa Corporación Tecnológica, S.A.